FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company:

PrimeWest Energy Trust
5100, 150 - 6th Avenue S.W.
Calgary, Alberta
T2P 3Y7

2.

Date of Material Change:

January 16, 2008

3.

News Release:

A news release announcing the material change was issued on January 16, 2008 for distribution through Marketwire.

4.

Summary of Material Change:

PrimeWest Energy Trust (“PrimeWest”) and TAQA North Ltd. (“TAQA North”) have completed a plan of arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”).  Under the Arrangement, 1350849 Alberta Ltd. (the “Purchaser”) (both the Purchaser and TAQA North being wholly-owned subsidiaries of Abu Dhabi National Energy Company PJSC) acquired all of the issued and outstanding trust units (“Units”) of PrimeWest for cash consideration of Cdn$26.75 per Unit, and all of the issued and outstanding exchangeable shares (“Exchangeable Shares”) of PrimeWest Energy Inc. (“PEI”) for cash consideration per Exchangeable Share calculated on the basis of the exchange ratio on January 16, 2008 of 0.73093.

5.

Full Description of Material Change:

On January 16, 2008, PrimeWest and TAQA North completed the previously announced Arrangement pursuant to Section 193 of the ABCA involving PrimeWest, PEI, PrimeWest America Inc., PrimeWest Oil LLC, PrimeWest Energy North America Partnership, PrimeWest Petroleum Inc., PrimeWest Energy Development ULC, the Purchaser, TAQA North and the holders of Units (“Unitholders”), holders of Unit appreciation rights and holders of Exchangeable Shares, resulting in the merger of PrimeWest with TAQA North.  Pursuant to the Arrangement, all of the issued and outstanding Units and Exchangeable Shares were acquired by the Purchaser in exchange for cash consideration of Cdn$26.75 per Unit and cash consideration per Exchangeable Share calculated on the basis of the exchange ratio on January 16, 2008 of 0.73093.

As a result of the completion of the Arrangement, all traded securities of PrimeWest will be delisted from the Toronto Stock Exchange and the New York Stock Exchange.  Effective as of the closing of the transaction on January 16, 2008, no further distributions to Unitholders will be made.

Holders of Series I, Series II or Series III convertible debentures of PrimeWest (collectively, “Debentures”) who elected to convert their Debentures into Units conditionally on completion of the Arrangement will receive the cash consideration for the equivalent Units three to five days following the effective date of the Arrangement.  The conversion of any Debentures submitted conditionally was deemed to have occurred immediately prior to the effective time on the completion date of the Arrangement.

As a result of the completion of the Arrangement, the Debentures are no longer convertible to acquire Units.  Instead, the Series I and Series II Debentures may be converted for a cash payment equal to Cdn$1,009.43 for each $1,000 of principal amount of Debentures converted, plus accrued and unpaid interest up to, but excluding, the date of conversion.  The Series III Debentures may be converted for a cash payment equal to Cdn$1,019.05 for each $1,000 of principal amount of Debentures converted, plus accrued and unpaid interest up to, but excluding, the date of conversion.

PrimeWest has provided notice to Computershare Trust Company of Canada, the trustee of the Debentures, that it intends to redeem all of the issued and outstanding Series I and Series II Debentures in accordance with the terms of the indenture governing the Debentures (the “Indenture”).  Upon redemption, the holders of Series I and Series II Debentures will receive a payment equal to Cdn$1,050 per each $1,000 in principal of Debentures redeemed, plus accrued and unpaid interest thereon up to, but excluding, the date of redemption.  PrimeWest anticipates that the date of redemption of the Series I and Series II Debentures will be on or about February 20, 2008.

In accordance with the terms of the Indenture, PrimeWest will make an offer to purchase all existing and outstanding Debentures for cash consideration equal to 101% of the face value thereof, plus accrued and unpaid interest, within 30 days following the effective date of the Arrangement.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This material change report is not being filed on a confidential bases in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.

Omitted Information:

No information has been omitted from this material change report on the basis that it is confidential information.

8.

Executive Officer:

The following senior officer of PEI is knowledgeable about the material change:

Donald A. Garner, President and Chief Executive Officer
Tel:

(403) 234-6600

9.

Date of Report:

January 25, 2008